UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
FORUM MERGER II CORP
(Name of Issuer)
Class A common stock, par value $0.0001
(Title of Class of Securities)
34986F103
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 34986F103

1	NAME OF REPORTING PERSON OxFORD ASSET MANAGEMENT LLP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,369,675
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,369,675
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,369,675
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.63%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 34986F103
ITEM 1(a).	NAME OF ISSUER: FORUM MERGER II CORP
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 40 Richards Ave., Suite 300, Norwalk, CT 06854
ITEM 2(a).	NAME OF PERSON FILING:
This Amendment No.1 amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission on February 13, 2019 (the "Original Schedule 13G") and is filed on behalf of OxFORD Asset Management LLP ("OxFORD").

This Statement relates to Shares (as defined herein) held for the account of OxAM Quant Fund Limited, a Cayman Islands exempted company (“OxAM”). OxFORD serves as investment adviser to OxAM. In such capacity, OxFORD may be deemed to exercise the voting and dispositive power over the Shares held for the account of the OxAM.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: OxAM House, 6 George Street, Oxford, United Kingdom, OX1 2BW
ITEM 2(c).	CITIZENSHIP: OxFORD is a limited liability partnership incorporated in England and Wales.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A common stock, par value $0.0001 (the "Shares").
ITEM 2(e).	CUSIP NUMBER: 34986F103
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
Item 4(a) of the Original Schedule 13G is hereby amended as follows: As of December 31, 2019, the Reporting Person may be deemed the beneficial owner of 1,369,675 Shares held for the account of OxAM.
(b) Percent of class:
Item 4(b) of the Original Schedule 13G is hereby amended as follows:

As of December 31, 2019, the Reporting Person may be deemed the beneficial owner of approximately 6.63% of Shares outstanding. (There were 20,655,000 Shares outstanding as of November 07, 2019, according to the Issuer’s quarterly report on Form 10-Q, filed November 07, 2019.)
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
1,369,675
(ii) shared power to vote or to direct the vote:
0
(iii) sole power to dispose or direct the disposition of:
1,369,675
(iv) shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Item 6 of the Original Schedule 13G is hereby restated in its entirety as follows:

See disclosure in Items 2 and 4 hereof. OxAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Person.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: This Item 7 is not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This Item 8 is not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: This Item 9 is not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 34986F103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13 2020	OxFORD ASSET MANAGEMENT LLP By: /s/ Davina Guinness Name: Davina Guinness Title: Chief Compliance Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).